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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Orthodontic Centers of America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68750P103

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP No. 68750P103			13G	Page 2 of 4

1.	Name of Reporting Person: Bartholomew F. Palmisano, Sr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐
Not Applicable

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 3,089,160 (1)

		6.	Shared Voting Power: 707,016 (2)

		7.	Sole Dispositive Power: 3,089,160 (1)

		8.	Shared Dispositive Power: 707,016 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,796,176 (1)(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9): 7.3%

12.	Type of Reporting Person: IN

(1)	Includes options currently exercisable to purchase 919,722 shares of common stock.

(2)	Includes 707,016 shares of common stock held in trusts by a third party for the benefit of the children of the reporting person. The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

13G	Page 3 of 4 Pages

Item 1(a).		Name of Issuer:

Orthodontic Centers of America, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

3850 N. Causeway Blvd., Suite 800
Metairie, LA 70002

Item 2(a).		Name of Person Filing:

Bartholomew F. Palmisano, Sr.

Item 2(b).		Address of Principal Business Office or, if none, Residence:

3850 N. Causeway Blvd., Suite 800
Metairie, LA 70002

Item 2(c).		Citizenship:

United States of America

Item 2(d).		Title of Class of Securities:

Common Stock

Item 2(e).		CUSIP Number:
68750P103

Item 3.		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable

Item 4.		Ownership

(a)		Amount beneficially owned:

3,796,176 (1)(2)

(b)		Percent of class:

7.3%

(c)		Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

3,089,160 (1)

13G	Page 4 of 4 Pages

(ii)	Shared power to vote or to direct the vote

707,016 (2)

(iii)	Sole power to dispose or to direct the disposition of

3,089,160 (1)

(iv)	Shared power to dispose or to direct the disposition of

707,016 (2)

(1)	Includes options currently exercisable to purchase 919,722 shares of common stock.

(2)	Includes 707,016 shares of common stock held in trusts by a third party for the benefit of the children of the reporting person. The filing of this statement shall not be construed as an admission that the reporting person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
             Company or Control Person

     Not applicable

Item 8. Identification and Classification of Members of the Group

     Not applicable

Item 9. Notice of Dissolution of Group

     Not applicable

Item 10. Certification

     Not applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004 Date

/s/ Bartholomew F. Palmisano, Sr. Signature

Bartholomew F. Palmisano, Sr. Name/Title